UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    July 29, 2013

Sumitomo Mitsui Financial Group, Inc. (SMFG) Consolidated Financial Results for the Three Months Ended June 30, 2013 <Under Japanese GAAP>	July 29, 2013

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: http://www.smfg.co.jp/english/

President and Representative Director: Koichi Miyata

Quarterly Securities Report (Shihanki hokokusho) issuing date: August 14, 2013

Investors meeting presentation for quarterly financial results: Not scheduled

Note: Amounts less than one million yen have been omitted.

1. Consolidated	financial results (for the three months ended June 30, 2013)
(1)	Operating results

(Millions of yen, except per share data and percentages)

		Ordinary income		Ordinary profit		Net income
	Three months ended June 30, 2013	¥ 1,218,359	16.3%	¥ 459,330	93.3%	¥ 288,333	144.7%
	Three months ended June 30, 2012	1,047,772	0.5	237,679	(21.1)	117,842	(43.0)
Notes:	1.	Comprehensive income:
		(a) for the three months ended June 30, 2013: ¥361,434 million [–%] (b) for the three months ended June 30, 2012: ¥(21,483) million [–%]
	2.	Percentages shown in ordinary income, ordinary profit, net income and comprehensive income are the increase (decrease) from the previous fiscal year.
		Net income per share		Net income per share (Diluted)
	Three months ended June 30, 2013	¥ 211.56		¥ 211.47
	Three months ended June 30, 2012	87.04		87.01
(2) Financial position
						(Millions of yen, except percentages)
		Total assets		Net assets		Net assets ratio
	June 30, 2013	¥ 146,677,441		¥ 8,750,810		4.5%
	March 31, 2013	148,696,800		8,443,218		4.3

Notes:	1.	Stockholders’ equity:
		(a) as of June 30, 2013: ¥6,606,675 million (b) as of March 31, 2013: ¥6,345,197 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – minority interests) / total assets} X 100

2. Dividends on common stock per share

(Yen	)

Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2013	¥ –	¥ 50	¥ –	¥ 70	¥ 120
Fiscal year ending March 31, 2014	–
Fiscal year ending March 31, 2014 (Forecast)		55	–	55	110

Notes:	1.	Dividend forecast remains unchanged.
	2.	Details of dividends for the 4th quarter of the fiscal year ended March 31, 2013:
		(a) Ordinary dividends: ¥60 (b) Commemorative dividends: ¥10

3. Earnings forecast (for the fiscal year ending March 31, 2014)

(Millions of yen, except per share data and percentages)

	Ordinary profit		Net income		Net income per share
Six months ending September 30, 2013	¥530,000	13.2%	¥290,000	(12.4)%	¥ 212.44
Fiscal year ending March 31, 2014	1,030,000	(4.1)	580,000	(27.0)	424.52

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentages shown in ordinary profit and net income are the increase (decrease) from the previous fiscal year.

* Notes

(1)	There were no changes in material consolidated subsidiaries in the period.

(2)	Special accounting methods used for preparing quarterly consolidated financial statements were not adopted.

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to revision of accounting standards	: Yes

(b) Changes in accounting policies due to reasons other than above (a)	: No

(c) Changes in accounting estimates	: No

(d) Restatements	: No

Note: The details are reported in “4. Other” (page 3).

(4)	Number of shares issued (common stock)

	As of June 30, 2013	As of March 31, 2013
(a) Number of shares issued (including treasury stocks)	1,414,055,625 shares	1,414,055,625 shares
(b) Number of treasury stocks	46,696,265 shares	60,179,376 shares

	Three months ended June 30, 2013	Three months ended June 30, 2012
(c) Average number of shares issued in the period	1,362,863,472 shares	1,353,950,015 shares

Note on quarterly review process:

This quarterly earnings report is out of the scope of the external auditor’s review procedure which is required by “Financial Instruments and Exchange Act.” Therefore, the audit process of the quarterly consolidated financial statements has not been completed as of the disclosure of this quarterly earnings report.

<Reference> Calculation for index

- Forecasted net income per share:

Forecasted net income
Forecasted average number of common stocks during the period (excluding treasury stock) (*)

*

Sumitomo Mitsui Banking Corporation (“SMBC”), a subsidiary of SMFG, sold a portion of SMFG shares owned by SMBC. Accordingly, the forecasted average number of common stocks (excluding treasury stock) during the six months ending September 30, 2013 and fiscal year ending March 31, 2014, used for the above calculations, were assumed to be 1,365,111,416 shares and 1,366,235,388 shares, respectively.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report or registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the three months ended June 30, 2013 supplementary information

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) reports the financial results for the three months ended June 30, 2013.

1. Operating results

In the three months ended June 30, 2013, gross profit increased by ¥92.7 billion year-on-year to ¥785.3 billion. This was mainly due to an increase in gross banking profit of Sumitomo Mitsui Banking Corporation (“SMBC”) by ¥28.7 billion led by profits from index-linked investment trusts despite a decrease in gains on bonds, and an increase in profit of SMBC Nikko Securities, Inc. led by income from sales of investment trusts and bonds.

General and administrative expenses increased by ¥23.7 billion year-on-year to ¥391.4 billion, due mainly to expenditures aimed at enhancing top-line profit of SMBC Nikko Securities, Inc.

Total credit cost decreased by ¥27.6 billion year-on-year to a net reversal of ¥8.0 billion. This was mainly due to a year-on-year decrease in the total credit cost of SMBC which decreased by ¥25.4 billion year-on-year to a net reversal of ¥24.9 billion, as a result of our individualized efforts to assist certain borrowers to improve their business and financial conditions.

Gains on stocks were ¥56.1 billion, an improvement of ¥124.9 billion year-on-year, mainly due to gains from sale of stocks, and a decrease in devaluation losses at SMBC reflecting market recovery.

Finally, ordinary profit increased by ¥221.7 billion year-on-year to ¥459.3 billion, and net income increased by ¥170.5 billion year-on-year to ¥288.3 billion.

Consolidated	(Billions of yen)

	Three months ended June 30, 2013	Change from the three months ended June 30, 2012	Fiscal year ended March 31, 2013 (reference)
Gross profit	¥ 785.3	¥ 92.7	¥ 2,792.9
General and administrative expenses	(391.4)	(23.7)	(1,496.3)
Total credit cost	8.0	27.6	(173.1)
Gains (losses) on stocks	56.1	124.9	(21.0)
Ordinary profit	459.3	221.7	1,073.7
Net income	288.3	170.5	794.1

SMBC, non-consolidated
Gross banking profit	¥ 428.0	¥ 28.7	¥ 1,540.1
Net gains on bonds	14.5	(64.7)	113.8
Expenses (excluding non-recurring losses)	(185.6)	(0.1)	(727.7)
Banking profit *	242.4	28.6	812.4
Total credit cost	24.9	25.4	(19.5)
Gains (losses) on stocks	72.2	141.5	(35.7)
Ordinary profit	314.1	181.7	670.9
Net income	214.8	143.8	617.8

* Banking profit (before provision for general reserve for possible loan losses)

Sumitomo Mitsui Financial Group, Inc.

2. Financial position

As of June 30, 2013, SMFG’s total assets were ¥146,677.4 billion, a decrease of ¥2,019.4 billion compared with March 31, 2013, due mainly to a decrease in the balance of securities, mostly bonds. Net assets increased by ¥307.6 billion to ¥8,750.8 billion compared with March 31, 2013. Stockholders’ equity increased by ¥247.6 billion to ¥5,928.3 billion due mainly to the recording of net income.

Deposits increased by ¥287.0 billion to ¥ 89,368.8 billion compared with March 31, 2013. Loans and bills discounted decreased by ¥725.6 billion to ¥64,906.5 billion, despite an increase in balance of loans and bills discounted at SMBC. This was because certain special purpose entities were consolidated in accordance with revisions in accounting standards.

Problem assets (non-performing loans as defined under the Financial Reconstruction Act) decreased by ¥68.2 billion to ¥1,658.1 billion compared with March 31, 2013. The problem assets ratio was 2.22%, a decrease of 0.05 % compared with March 31, 2013.

3. Earnings forecasts

The consolidated earnings forecast announced on May 15, 2013 remains unchanged.

4. Other

Changes in accounting policies reflecting revisions in accounting standards

The revision of the Accounting Standard for Consolidated Financial Statements and related rules

SMFG has adopted the Accounting Standard for Consolidated Financial Statements (ASBJ Statement No.22, revised on March 25, 2011, “the Accounting Standard”) applicable to the fiscal year commencing on or after April 1, 2013. Accordingly, 13 companies including Chelsea Capital Corporation were newly included in the scope of consolidation since the three months ended June 30, 2013.

In accordance with the transitional treatment stipulated in Article 44-4 (3) of the Accounting Standards, assets, liabilities and minority interests of those newly consolidated subsidiaries are valued by the appropriate book values reported in the consolidated financial statements at the beginning of the fiscal year.

As a result, retained earnings at the beginning of this period decreased by ¥168 million.

Sumitomo Mitsui Financial Group, Inc.

5. Consolidated financial statements

(1)	Consolidated balance sheets

		(Millions of yen)
	March 31, 2013	June 30, 2013
Assets:
Cash and due from banks	¥10,799,291	¥19,871,706
Call loans and bills bought	1,353,746	1,222,864
Receivables under resale agreements	273,217	452,921
Receivables under securities borrowing transactions	3,494,398	3,732,448
Monetary claims bought	1,540,516	3,390,745
Trading assets	7,765,554	6,855,724
Money held in trust	22,789	22,854
Securities	41,306,731	29,298,674
Loans and bills discounted	65,632,091	64,906,518
Foreign exchanges	2,226,427	1,419,544
Lease receivables and investment assets	1,684,800	1,724,625
Other assets	4,367,634	5,408,882
Tangible fixed assets	1,983,772	2,042,413
Intangible fixed assets	790,860	786,450
Deferred tax assets	374,258	344,641
Customers’ liabilities for acceptances and guarantees	6,009,575	6,089,449
Reserve for possible loan losses	(928,866)	(893,024)

Total assets	¥148,696,800	¥146,677,441

Liabilities:
Deposits	¥89,081,811	¥89,368,802
Negotiable certificates of deposit	11,755,654	10,729,365
Call money and bills sold	2,954,051	2,024,146
Payables under repurchase agreements	2,076,791	1,999,482
Payables under securities lending transactions	4,433,835	3,323,593
Commercial paper	1,499,499	2,310,927
Trading liabilities	6,119,631	5,474,937
Borrowed money	4,979,460	5,154,111
Foreign exchanges	337,901	480,020
Short-term bonds	1,126,300	1,051,300
Bonds	4,750,806	4,794,681
Due to trust account	643,350	629,165
Other liabilities	3,989,794	4,068,935
Reserve for employee bonuses	59,855	22,948
Reserve for executive bonuses	4,037	—
Reserve for employee retirement benefits	44,579	43,037
Reserve for executive retirement benefits	2,420	1,518
Reserve for point service program	19,319	19,985
Reserve for reimbursement of deposits	11,195	9,758
Reserve for losses on interest repayment	245,423	214,479
Reserves under the special laws	481	588
Deferred tax liabilities	68,120	75,808
Deferred tax liabilities for land revaluation	39,683	39,587
Acceptances and guarantees	6,009,575	6,089,449

Total liabilities	140,253,582	137,926,631

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	758,630	758,345
Retained earnings	2,811,474	3,006,716
Treasury stock	(227,373)	(174,697)

Total stockholders’ equity	5,680,627	5,928,260

Net unrealized gains on other securities	755,753	751,339
Net deferred losses on hedges	(32,863)	(63,430)
Land revaluation excess	39,129	37,277
Foreign currency translation adjustments	(97,448)	(46,771)

Total accumulated other comprehensive income	664,570	678,414

Stock acquisition rights	1,260	1,393
Minority interests	2,096,760	2,142,740

Total net assets	8,443,218	8,750,810

Total liabilities and net assets	¥148,696,800	¥146,677,441

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

		(Millions of yen)
Three months ended June 30,	2012	2013
Ordinary income	¥ 1,047,772	¥ 1,218,359
Interest income	411,321	476,783
Interest on loans and discounts	312,490	307,320
Interest and dividends on securities	57,017	122,415
Trust fees	392	681
Fees and commissions	223,762	287,455
Trading income	63,920	59,616
Other operating income	318,520	297,419
Other income	29,854	96,403
Ordinary expenses	810,092	759,029
Interest expenses	80,301	77,059
Interest on deposits	23,397	25,213
Fees and commissions payments	33,057	37,105
Trading losses	606	611
Other operating expenses	211,403	221,926
General and administrative expenses	367,690	391,358
Other expenses	117,032	30,967

Ordinary profit	237,679	459,330

Extraordinary gains	103	1,093
Extraordinary losses	2,265	1,726

Income before income taxes and minority interests	235,517	458,697

Income taxes-current	75,388	99,901
Income taxes-deferred	11,632	33,654

Income taxes	87,021	133,556

Income before minority interests	148,496	325,141

Minority interests in net income	30,654	36,807

Net income	¥ 117,842	¥ 288,333

(Consolidated statements of comprehensive income)
		(Millions of yen)
Three months ended June 30,	2012	2013
Income before minority interests	¥ 148,496	¥ 325,141
Other comprehensive income	(169,979)	36,293
Net unrealized losses on other securities	(204,119)	(7,188)
Net deferred gains (losses) on hedges	15,609	(29,362)
Foreign currency translation adjustments	22,173	74,048
Share of other comprehensive income of affiliates	(3,643)	(1,205)

Total comprehensive income	(21,483)	361,434

Comprehensive income attributable to shareholders of the parent	(37,563)	304,030
Comprehensive income attributable to minority interests	16,079	57,404

(3) Note on the assumption as a going concern

Not applicable.

(4) Material changes in stockholders’ equity

Not applicable.

Sumitomo Mitsui Financial Group

Financial results

for the three months

ended June 30, 2013

- Supplementary information -

Notes
1. Consolidated: SMFG’s consolidated figures
2. Non-consolidated: SMBC’s non-consolidated figures
3. Capital ratio as of June 30, 2013 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated	(Millions of yen)

		Three months ended June 30, 2013 (A)	Change (A) - (B)	Three months ended June 30, 2012 (B)	Year ended March 31, 2013 <Reference>
Consolidated gross profit	1	785,253	92,705	692,548	2,792,891
Net interest income	2	399,724	68,705	331,019	1,392,636
Trust fees	3	681	289	392	1,871
Net fees and commissions	4	250,349	59,644	190,705	908,168
Net trading income	5	59,004	(4,310)	63,314	166,617
Net other operating income	6	75,492	(31,624)	107,116	323,597
General and administrative expenses	7	(391,358)	(23,668)	(367,690)	(1,496,294)
Credit costs	8	(23,148)	(792)	(22,356)	(183,552)
Write-off of loans	9	(18,702)	(3,945)	(14,757)	(133,639)
Provision for specific reserve for possible loan losses	10	—	21,105	(21,105)	(104,180)
Provision for general reserve for possible loan losses	11	—	(14,755)	14,755	67,530
Other credit costs	12	(4,445)	(3,197)	(1,248)	(13,262)
Gains on reversal of reserve for possible loan losses	13	27,586	27,586	—	—
Recoveries of written-off claims	14	3,594	851	2,743	10,436
Gains (losses) on stocks	15	56,091	124,938	(68,847)	(20,973)
Equity in earnings (losses) of affiliates	16	4,093	738	3,355	5,309
Other income (expenses)	17	(2,781)	(708)	(2,073)	(34,072)
Ordinary profit	18	459,330	221,651	237,679	1,073,745
Extraordinary gains (losses)	19	(633)	1,529	(2,162)	(9,711)
Gains (losses) on disposal of fixed assets	20	664	1,172	(508)	(5,480)
Losses on impairment of fixed assets	21	(1,190)	549	(1,739)	(4,314)
Income before income taxes and minority interests	22	458,697	223,180	235,517	1,064,033
Income taxes-current	23	(99,901)	(24,513)	(75,388)	(279,898)
Income taxes-deferred	24	(33,654)	(22,022)	(11,632)	133,930
Income before minority interests	25	325,141	176,645	148,496	918,065
Minority interests in net income	26	(36,807)	(6,153)	(30,654)	(124,006)
Net income	27	288,333	170,491	117,842	794,059
Note:

Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments) + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Total credit cost (8+13+14)	28	8,032	27,645	(19,613)	(173,115)
Note:		Amounts less than one million yen have been omitted. Figures in parenthesis indicate the amount of loss or decrease.

Reference:					(Billions of yen )
Consolidated net business profit	29	382.1	81.1	301.0	1,166.2
Note:

Consolidated net business profit = (SMBC Non-consolidated banking profit (before provision for general reserve for possible loan losses))

+ (SMFG and other consolidated subsidiaries’ ordinary profit (excluding non-recurring items)) + (Affiliates’ ordinary profit) X (Ownership ratio)

- (Internal transaction (dividends, etc.))

(Number of consolidated subsidiaries and affiliates)
					June 30, 2012
		June 30, 2013	Change	March 31, 2013	<Reference>
Consolidated subsidiaries	30	334	11	323	350
Equity method affiliates	31	46	2	44	45

Sumitomo Mitsui Financial Group

SMBC non-consolidated	(Millions of yen)

		Three months ended June 30, 2013 (A)	Change (A) - (B)	Three months ended June 30, 2012 (B)	Year ended March 31, 2013 <Reference>
Gross banking profit	1	428,074	28,759	399,315	1,540,095
Net interest income	2	293,345	64,307	229,038	971,202
Trust fees	3	666	285	381	1,823
Net fees and commissions	4	74,276	13,898	60,378	343,738
Net trading income	5	6,689	(18,675)	25,364	(3,781)
Net other operating income	6	53,096	(31,056)	84,152	227,112
Gains (losses) on bonds	7	14,461	(64,701)	79,162	113,849
Expenses (excluding non-recurring losses)	8	(185,646)	(95)	(185,551)	(727,736)
Personnel expenses	9	(71,212)	(883)	(70,329)	(270,091)
Non-personnel expenses	10	(105,060)	1,069	(106,129)	(419,203)
Taxes	11	(9,373)	(280)	(9,093)	(38,440)
Banking profit (before provision for general reserve for possible loan losses)	12	242,427	28,664	213,763	812,358
Gains (losses) on bonds	13	14,461	(64,701)	79,162	113,849
Provision for general reserve for possible loan losses	14	—	(10,489)	10,489	—
Banking profit	15	242,427	18,174	224,253	812,358
Non-recurring gains (losses)	16	71,677	163,506	(91,829)	(141,505)
Credit costs	17	(835)	10,204	(11,039)	(46,326)
Gains on reversal of reserve for possible loan losses	18	24,794	24,794	—	26,747
Recoveries of written-off claims	19	960	953	7	54
Gains (losses) on stocks	20	72,222	141,529	(69,307)	(35,662)
Gains on sale of stocks and other securities	21	73,319	56,745	16,574	28,282
Losses on sale of stocks and other securities	22	(462)	1,435	(1,897)	(27,812)
Losses on devaluation of stocks and other securities	23	(634)	83,350	(83,984)	(36,131)
Other non-recurring gains (losses)	24	(25,465)	(13,975)	(11,490)	(86,319)
Ordinary profit	25	314,105	181,682	132,423	670,852
Extraordinary gains (losses)	26	(409)	1,070	(1,479)	(5,451)
Gains (losses) on disposal of fixed assets	27	767	980	(213)	(2,200)
Losses on impairment of fixed assets	28	(1,176)	89	(1,265)	(3,250)
Income before income taxes	29	313,696	182,752	130,944	665,400
Income taxes-current	30	(57,061)	(8,197)	(48,864)	(209,704)
Income taxes-deferred	31	(41,881)	(30,815)	(11,066)	162,095
Net income	32	214,753	143,740	71,013	617,791

Total credit cost (14+17+18+19)	33	24,920	25,462	(542)	(19,523)
Provision for general reserve for possible loan losses	34	4,058	(6,431)	10,489	71,680
Write-off of loans	35	(39)	1,223	(1,262)	(40,258)
Provision for specific reserve for possible loan losses	36	21,534	30,656	(9,122)	(45,102)
Losses on sales of delinquent loans	37	(796)	20	(816)	(6,067)
Provision for loan loss reserve for specific overseas countries	38	(798)	(959)	161	168
Recoveries of written-off claims	39	960	953	7	54

Note: Amounts less than one million yen have been omitted. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Interest spread (Domestic)

SMBC non-consolidated	(%)

	Three months ended June 30, 2013 (A)	Change (A) - (B)	Three months ended June 30, 2012 (B)	Year ended March 31, 2013 <Reference>
Interest earned on loans and bills discounted (A)	1.45	(0.10)	1.55	1.54
Interest paid on deposits, etc. (B)	0.05	0.00	0.05	0.05
Interest spread (A) - (B)	1.40	(0.10)	1.50	1.49

3. Problem assets based on the Financial Reconstruction Act

Consolidated		(Billions of yen)
				March 31, 2013	June 30, 2012 <Reference>
		June 30, 2013	Change from March 31, 2013
Bankrupt and quasi-bankrupt assets	1	245.6	(2.6)	248.2	263.8
Doubtful assets	2	907.5	(65.5)	973.0	991.6
Substandard loans	3	505.0	(0.1)	505.1	558.0
Total problem assets (A)	4	1,658.1	(68.2)	1,726.3	1,813.4

Normal assets	5	72,956.1	(1,317.5)	74,273.6	69,075.2
Total (B)	6	74,614.2	(1,385.8)	76,000.0	70,888.6

Problem asset ratio (A/B)	7	2.22%	(0.05)%	2.27%	2.56%

Amount of direct reduction		645.2	(7.9)	653.1	687.7

SMBC non-consolidated		(Billions of yen)
				March 31, 2013	June 30, 2012 <Reference>
		June 30, 2013	Change from March 31, 2013
Bankrupt and quasi-bankrupt assets	8	143.2	(2.3)	145.5	145.2
Doubtful assets	9	644.0	(47.4)	691.4	754.7
Substandard loans	10	268.3	11.7	256.6	265.8
Total problem assets (A)	11	1,055.5	(38.0)	1,093.5	1,165.7

Normal assets	12	67,809.2	519.7	67,289.5	62,373.1
Total (B)	13	68,864.7	481.7	68,383.0	63,538.8

Problem asset ratio (A/B)	14	1.53%	(0.07)%	1.60%	1.83%

Amount of direct reduction		350.0	(6.0)	356.0	335.6

Note:    Problem assets based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated	(Billions of yen)

		June 30, 2013					March 31, 2013

		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)
				Change from Mar. 2013	Gains	Losses			Gains	Losses
Held-to-maturity securities	1	5,361.3	41.1	(20.1)	43.2	2.1	5,852.1	61.2	61.2	0.0
Other securities	2	24,188.6	1,126.3	4.7	1,309.4	183.1	35,776.8	1,121.6	1,256.6	135.0
Stocks	3	2,936.8	902.1	130.8	1,001.0	98.9	2,806.7	771.2	867.1	95.9
Bonds	4	15,138.0	62.9	(45.4)	71.1	8.2	24,525.3	108.3	112.2	3.9
Others	5	6,113.9	161.3	(80.7)	237.3	76.0	8,444.8	242.0	277.3	35.2
Other money held in trust	6	22.9	0.1	0.1	0.1	—	22.8	0.0	0.0	—
Total	7	29,572.8	1,167.5	(15.3)	1,352.7	185.2	41,651.7	1,182.8	1,317.8	135.0
Stocks	8	2,936.8	902.1	130.8	1,001.0	98.9	2,806.7	771.2	867.1	95.9
Bonds	9	20,490.6	104.0	(65.5)	114.3	10.3	30,365.3	169.5	173.4	3.9
Others	10	6,145.5	161.4	(80.7)	237.4	76.0	8,479.6	242.1	277.3	35.2

SMBC non-consolidated								(Billions of yen)
		June 30, 2013					March 31, 2013

		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)
				Change from Mar. 2013	Gains	Losses			Gains	Losses
Held-to-maturity securities	11	5,251.0	40.1	(19.8)	42.2	2.1	5,735.9	59.9	59.9	0.0
Stocks of subsidiaries and affiliates	12	2,661.6	(55.4)	(39.1)	8.7	64.1	2,474.1	(16.3)	7.3	23.6
Other securities	13	22,080.4	1,038.0	(2.7)	1,208.5	170.5	33,655.4	1,040.7	1,165.8	125.1
Stocks	14	2,881.7	890.2	120.5	984.8	94.6	2,792.9	769.7	862.3	92.6
Bonds	15	13,843.9	60.8	(34.5)	66.1	5.3	23,126.3	95.3	98.6	3.3
Others	16	5,354.8	87.0	(88.7)	157.6	70.6	7,736.2	175.7	204.9	29.2
Other money held in trust	17	2.4	0.1	0.1	0.1	—	2.4	0.0	0.0	—
Total	18	29,995.4	1,022.8	(61.5)	1,259.5	236.7	41,867.8	1,084.3	1,233.0	148.7
Stocks	19	3,987.0	881.2	116.9	993.5	112.3	3,900.8	764.3	869.6	105.3
Bonds	20	19,094.9	100.9	(54.3)	108.3	7.4	28,862.2	155.2	158.5	3.3
Others	21	6,913.5	40.7	(124.1)	157.7	117.0	9,104.8	164.8	204.9	40.1

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Stocks within other securities and foreign stocks within others of other securities are valuated with the average market price during the final month of the fiscal year. Rest of the securities are valuated at market prices as of the balance sheet date.
	3.	Other securities and other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts. Net unrealized gains (losses) on other securities include gains or losses which are recognized in the statements of income by applying fair value hedge accounting and not recorded directly to net assets, accordingly. The amounts as of June 30, 2013 and March 31, 2013, are gains of 44.6 billion yen and 29.8 billion yen, respectively, in the statements of income.
	4.	Floating-rate Japanese government bonds which SMBC held as other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group

5. Overview of derivative transactions (on deferred hedge accounting basis)

SMBC non-consolidated						(Billions of yen)
	June 30, 2013				March 31, 2013

	Assets	Liabilities	Net assets	Net deferred gains (losses)	Assets	Liabilities	Net assets	Net deferred gains (losses)
Interest rate swaps	64.8	38.4	26.4	(62.9)	78.4	22.6	55.9	(7.7)
Currency swaps	44.0	384.9	(340.9)	(33.8)	20.2	200.0	(179.9)	(37.2)
Others	0.5	0.4	0.1	29.9	0.9	—	0.9	51.8
Total	109.2	423.7	(314.5)	(66.8)	99.5	222.6	(123.1)	6.8

Notes:	1.	Derivative transactions are valuated at fair value in the balance sheet.
	2.	SMBC applies individual deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.
	3.	Figures for Net deferred gains (losses) are those before application of tax effect accounting.

(Appendix) Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity
	(Billions of yen	)

	June 30, 2013				March 31, 2013

	1 year or less	1-5 years	Over 5 years	Total	1 year or less	1-5 years	Over 5 years	Total
Receivable fixed rate/payable floating rate	3,279.4	13,474.6	8,588.8	25,342.9	2,347.4	15,046.7	8,201.6	25,595.6
Receivable floating rate/payable fixed rate	814.6	5,797.8	7,615.1	14,227.5	870.7	5,401.9	7,198.2	13,470.9
Receivable floating rate/payable floating rate	—	16.2	—	16.2	—	16.6	—	16.6
Total contract amount	4,094.0	19,288.6	16,203.9	39,586.6	3,218.1	20,465.3	15,399.8	39,083.1

6. Deposits and loans

SMBC non-consolidated				(Billions of yen	)

	June 30, 2013	Change from Mar. 31, 2013	March 31, 2013	June 30, 2012 <Reference>
Domestic deposits	72,807.4	160.0	72,647.4	69,159.9
Individual	40,122.7	1,295.0	38,827.7	38,316.9

Notes:	1.	Calculation based on the numbers before elimination of temporary inter-office accounts, excluding “negotiable certificates of deposit” and offshore banking accounts.
	2.	The figures above are after adjustment on inter-office accounts in transit. Previously released figures for June 30, 2012 on before-adjustment basis, have been adjusted retrospectively.

Loans and bills discounted	60,200.1	429.4	59,770.8	55,920.4
Domestic offices (excluding offshore banking account)	47,472.1	(121.3)	47,593.3	46,510.5
Overseas offices and offshore banking accounts	12,728.0	550.6	12,177.4	9,409.9
7. Return on Equity
Consolidated				(	%)

	Three months ended June 30, 2013	Change	Three months ended June 30, 2012	Year ended March 31, 2013 <Reference>
ROE (denominator: Total stockholders’ equity)	19.9	10.5	9.4	14.8

Note:	ROE =	(Net income) X (number of days in a year) / (number of days in the relevant period)	X 100
{(Total stockholders’ equity at the beginning of the term) + (Total stockholders’ equity at the end of the term)} / 2

Sumitomo Mitsui Financial Group

8. Exposure of securitized products Consolidated	Managerial accounting basis

(1) Securitized products

(Billions of yen)

	June 30, 2013						March 31, 2013
	Balances (after provisions and write-offs)				Net unrealized gains/losses (after write- offs)		Balances (after provisions and write-offs)		Net unrealized gains/losses (after write-offs)
			Overseas					Overseas
		Change from Mar. 2013		Change from Mar. 2013		Change from Mar. 2013
Cards, etc.	112.5	14.7	89.8	(8.0)	0.7	0.3	97.8	97.8	0.4
CLO	0.6	0.0	0.6	0.0	2.1	(0.0)	0.5	0.5	2.1
CMBS	8.8	0.4	8.8	0.4	0.6	0.1	8.5	8.5	0.5
RMBS, etc.	13.0	12.9	13.0	12.9	0.3	0.1	0.1	0.1	0.2
Total	134.8	27.9	112.1	5.2	3.6	0.4	106.9	106.9	3.2

Notes:	1. There is no amount of ABCP.
2. Excludes RMBS issued by GSE and Japan Housing Finance Agency, and SMBC’s exposure to subordinated beneficiaries owned through the securitization of SMBC’s loan receivables, etc.

(2) Leveraged loans

(Billions of yen)

		June 30, 2013			March 31, 2013

	Loans	Change from Mar. 2013	Undrawn commitments	Change from Mar. 2013	Loans	Undrawn commitments
Europe	131.3	22.0	22.2	5.6	109.4	16.6
Japan	193.2	12.4	34.3	(1.9)	180.8	36.2
United States	96.5	22.7	90.9	14.4	73.8	76.5
Asia (excluding Japan)	66.4	6.6	5.1	(0.6)	59.8	5.6
Total	487.5	63.7	152.5	17.5	423.8	135.0